April 13, 1994



Mr. Keith Harris
JMB/Carlyle
900 North Michigan Avenue
Chicago, IL  60611-1575

     Re:  Carlyle Brittany Associates
          BEI Loan #1140219000

Dear Keith:

Subsequent to our discussions, I the following items have been approved by the RTC Mortgage Trust 1992-N1 as a basis for the marketing of Phase I and II of Brittany:

     1. the two phases are to be marketed together, but separately priced so as to maximize the highest value to a prospective purchaser;

     2. the Trust will accept a release price of $8,250,000 net of expenses for Phase II;

     3. the two (2) properties will be listed with a Denver brokerage firm who has shown the ability to close transactions in the Denver market;

     4. the term of the listing agreement will not exceed one hundred eighty (180) days commencing April 1, 1994;

     5. all offers are to be presented to you as the representative of Carlyle/Brittany, and to me as the representative of the RTC Mortgage Trust 1992-N1;

     6. should marketing the two properties not provide an offer within the approved price range, approval must be given by both the Trust and Carlyle/Brittany prior to acceptance;

     7. JMB Property Management will be responsible for providing operating history, property inventory, as-built surveys, tax bills, list of outside contractors, gas proration recap, information regarding the judgement against the pipe manufacturer in Phase II, and all other information sought by a potential purchaser, and


     8. Carlyle/Brittany will continue to make monthly payments through the date of closing.

I look forward to a successful marketing campaign so that this matter can finally be concluded.

This letter is revised to reflect all the terms and conditions, and it is understood that all previous correspondence relative to the terms are no longer to be considered.

Should you have any questions or comments, please give me a call.

Yours very truly,



BEI Management, Inc.



Charles R. Birkelbach
Senior Asset Manager